

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2012

Via E-Mail
Mr. Thomas J. Nimbley
Chief Executive Officer
PBF Energy Inc.
One Sylvan Way
Parsippany, New Jersey 07054

> **Re: PBF Energy Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 14, 2012**
> **File No. 333-177933**

Dear Mr. Nimbley:

We have reviewed your amendment and your letter dated May 14, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Amendment No. 2 filed May 14, 2012

Unaudited Pro Forma Consolidated Financial Statements, page 49

1.   We will continue our review of your pro forma presentation once you have quantified the adjustments and completed your statements.

Management's Discussion and Analysis, page 59

2.   We note that you have presented the non-GAAP measure of gross margin excluding depreciation without adherence to guidance in Item 10(e) of Regulation S-K. You will need to revise your disclosures to address the following points.

- Modify the label of your measure to comply with Item 10(e)(1)(ii)(E). For example, you may use "Non-GAAP Gross Margin" or "Adjusted Gross Margin" to properly differentiate this measure. Also eliminate references to the non-GAAP measure as "actual gross margin" on pages 65 and 69.

- Add a reconciliation of gross margin computed in accordance with GAAP to your non-GAAP measure to comply with Item 10(e)(1)(i)(B).

- Add a line item with gross margin computed in accordance with GAAP to all tabular presentations having the non-GAAP measure to comply with Item 10(e)(1)(i)(A).

- Include discussion and analysis of gross margin computed in accordance with GAAP adjacent to all similar narratives addressing your non-GAAP measures to comply with Item 10(e)(1)(i)(A).

Executive Compensation, page 110

3.   Please revise the Summary Compensation Table to supply the omitted information. We note your response to prior comment 4 from our letter to you dated March 16, 2012.

Certain Relationships and Related Transactions, page 130

4.   Please provide the disclosure that Item 404(c) of Regulation S-K requires, or explain to us why you believe that no such disclosure is required.

Financial Statements

General

5.   You will need to update your historical and pro forma financial statements to comply with Rule 3-12 of Regulation S-X.

Exhibits

6.   Please allow sufficient time to respond to staff comments once you file the missing exhibits, including those specifically referenced in both of our prior letters as well as the plan documentation related to the 2012 Equity Incentive Plan you discuss at page 114.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Fay (Staff Accountant) at (202) 551-3812 or Karl Hiller (Branch Chief) at (202) 551-3686, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or, in her absence, Timothy S. Levenberg (Special Counsel) at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director